Exhibit 8.1

List of Significant Subsidiaries, VIE and Subsidiaries of VIE of the Registrant

Subsidiaries	Place of incorporation
Namibox Limited (Hong Kong)	Hong Kong
Shanghai Mihe Information Technology Co., Ltd.	PRC

The VIE	Place of incorporation
Shanghai Jinxin Network Technology Co., Ltd.	PRC

Subsidiaries of the VIE	Place of incorporation
Zhongjiao Enshi Education Technology (Shanghai) Co., Ltd.	PRC
Shanghai Pindu Education Technology Co., Ltd.	PRC
Shanghai Mouding Education Technology Co., Ltd.	PRC
Shanghai Jingche Network Technology Co., Ltd.	PRC